SECU ION

15027699

9/17/15

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2014 (MM/DD/YY) AND ENDING June 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Research Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 605
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY COLLINS (415) 590-4333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	California	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/18

OATH OR AFFIRMATION

I, Timothy Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Research Associates, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA.

Signature 9/10/2015

President / CEO
Title

SEE ATTACHED JURAT
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

SECURITY RESEARCH ASSOCIATES, INC.

FINANCIAL STATEMENTS AND SCHEDULES

JUNE 30, 2015

professional. personalized. service.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 10th day of September, 2015, by Timothy Collins,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ZACHARY JOHN WESLEY
Commission # 2072445
Notary Public - California
San Francisco County
My Comm. Expires Jun 23, 2018

(Seal) Signature [signature]

<u>TABLE OF CONTENTS</u>

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
Security Research Associates, Inc.
San Francisco, California

We have audited the accompanying financial statements of Security Research Associates, Inc. (a California Corporation), which comprise the statement of financial condition as of June 30, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Security Research Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Security Research Associates, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Security Research Associates, Inc.'s financial statements. The supplemental information is the responsibility of Security Research Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
September 1, 2015

professional. personalized. service.

SECURITY RESEARCH ASSOCIATES, INC.
Statement of Financial Condition
June 30, 2015

ASSETS

Cash and cash equivalents	$	101,839
Deposits with Wedbush		50,000
Accounts receivable		27,616
Securities not readily marketable		2,495
Prepaids and deposits		19,202
Due from related parties		12,307
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $65,355.		13,239
Total Assets	$	226,698

LIABILITIES AND SHAREHOLDERS EQUITY

Liabilities:		
Accounts payable	$	13,642
Payroll liabilities		12,057
Other accruals		1,953
Total Liabilities		27,652
Shareholders Equity		
Common stock - no par value - 100,000 shares authorized, 20,438 issued and outstanding		167,000
Paid in capital		163,203
Retained deficit		(131,157)
Total Company equity		199,046
Total Liabilities and Company Equity	$	226,698

The accompanying notes are an integral part of these financial statements.

SECURITY RESEARCH ASSOCIATES, INC.
Statement of Operations
For the Year Ended June 30, 2015

REVENUES:		
Broker commissions	$	77,593
Investment banking		928,232
Unrealized Loss on Investments Held		(126,734)
Realized Gain on Investments Sold		30,468
Miscellaneous income		2,852
Total revenue		912,411
EXPENSES:		
Commissions		636,879
Employee related		126,668
Occupancy & office supplies		73,693
Professional fees		46,844
Clearing charges and trading costs		23,539
Regulatory costs		21,664
Computer expenses		20,365
Taxes: state and local		15,734
Communications		8,700
Insurance		3,202
Depreciation		2,730
Interest		556
Other		21,432
Total expenses		1,002,006
NET LOSS	$	(89,595)

The accompanying notes are an integral part of these financial statements.

SECURITY RESEARCH ASSOCIATES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2015

	Common Stock	Paid-In Capital	Retained Deficit	Total Shareholders' Equity
Balance - June 30, 2014	$ 165,000	$ 163,203	$ (41,562)	$ 286,641
Net loss	-	-	(89,595)	(89,595)
Stock issued	2,000	-	-	2,000
Balance - June 30, 2015	$ 167,000	$ 163,203	$ (131,157)	$ 199,046

The accompanying notes are an integral part of these financial statements.

SECURITY RESEARCH ASSOCIATES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (89,595)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation expense	2,730
Unrealized loss on investments	126,734
Changes in assets and liabilities:	
(Increase) decrease in operating assets	
Accounts receivable	9,658
Deposits and prepaid expenses	3,646
Due from related parties	(10,343)
Increase (decrease) in operating liabilities	
Accounts payable and accrued liabilities	(5,449)
Payroll related liabilities	(146,453)
Net cash used in operating activities	(109,072)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Additions to fixed assets	(4,603)
Net cash used in investing activities	(4,603)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stock issued	2,000
Net cash provided by financing activities	2,000
NET DECREASE IN CASH	(111,675)
CASH AT BEGINNING OF YEAR	213,514
CASH AT END OF YEAR	$ 101,839
Supplementary cash flow information	
Income taxes paid	$ 800
Interest paid	$ 556

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Nature of Operations

Security Research Associates, Inc. (the "Company") was incorporated on January 29, 1980. The Company is a licensed securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulation Authority (the "FINRA"), and is engaged in investment banking and the sale of marketable securities, primarily in Northern California.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expenses are recorded on a settlement date basis. The Company has entered into contracts with Wedbush Morgan Securities, who has agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Marketable securities are valued at fair value in accordance with GAAP. Securities not readily marketable include securities for which there is not a market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

1. General Information and Summary of Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and Equipment and Depreciation

Furniture and equipment with a cost basis in excess of $1,500 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Normal repairs and maintenance, including website maintenance, computer hardware, replacement parts, or computer software upgrades are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer software	3 years
Equipment	5 – 10 years
Furniture	7 years

Income Taxes

The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are not recognized in the financial statements because there are no changes in deferred tax liabilities or assets between years.

Concentrations of Risk

Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash. The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. General Information and Summary of Significant Accounting Policies (continued)

Commitments and Contingencies

Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2015, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Subsequent Events

Management has evaluated events through September 1, 2015, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

2. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment).

2. Fair Value Measurements (continued)

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2015:

Security Type	Level 1	Level 2	Level 3	Total
Unrestricted Stock				
Wellness Center (WCUI)	$ 2,260	-	-	$ 2,260
Findex (FIND)	231	-	-	231
Restricted Stock				
Novint (NVNT)		$ 8	-	8
Pure Water (private)	-	-	$ 1,000	1,000
Total Stock Fair Value	2,491	8	1,000	3,499
Fair value before Discounts	2,491	8	1,000	3,499
Discounts				
Level 1 (0%)	-	-	-	-
Level 2 (50%)	-	(4)	-	(4)
Level 3 (100%)	-	-	(1,000)	(1,000)
Total Warrants/Stocks	$ 2,491	$ 4	$ 0	$ 2,495

The Company received $30,468 in proceeds from the sale of securities, all of which were gross realized gains on these sales included in investment income on the Statement of Operations.

3. Restricted Deposit

The Company has deposited $50,000 with Wedbush Morgan Securities as security for its transactions with them. Interest on the deposit is paid on a monthly basis at the average overnight repurchase agreement rate.

4. Lease Commitment

The Company leases its offices under the terms of noncancelable operating leases which expire in December 2017. Minimum rental payments for the next two years are:

Fiscal Year- end	
6/30/2016	$ 61,119
6/30/2017	31,010
Total	$ 92,129

Total rental expense for the year ended June 30, 2015 was $72,493.

5. Pension Plan

The Company has established a 401(k) pension plan which covers all employees with over one year of service. Under the terms of the plan, the Company is required to make a safe harbor contribution of 3%. For the fiscal year ended June 30, 2015, this amounted to $3,432.

6. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Company had a ratio of 0.22 to 1 at June 30, 2015. Both aggregate indebtedness and net capital change from day to day. At June 30, 2015, the Company had net capital as defined of $124,887 which exceeded the minimum requirement of $5,000 by $119,887.

7. Income Taxes

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Currently, the Company has a net operating loss (NOL) carryforward that can be used to offset taxable income in future years. The federal carryforward amount is $291,822 and expires in 2034. The state NOL carryforward is $357,438 and expires in 2034.

No asset is recorded in the financial statements for a deferred tax asset.

8. Fixed Assets

At June 30, 2015 the fixed assets were as follows:

Furniture and equipment	$ 78,594
Depreciation of furniture and equipment	(65,355)
Total fixed assets and leasehold improvements	$ 13,239

Furniture and equipment are stated at cost, and are being depreciated on a straight-line basis over the estimated useful lives of the related assets.

9. Related Party Transactions

Three of the shareholders who collectively own 55% of the outstanding shares of the Company collectively own 100% of the shares of SRA Capital Management, LLC. For the year ended June 30, 2015, the Company paid $2,855 of invoices of SRA Management, LLC's behalf and billed SRA Capital Management, LLC $2,700 for 25% of the rent for the Sausalito branch office, all of which was recorded as reimbursed expenses receivable. The balance of reimbursed expenses receivable from SRA Capital Management, LLC at June 30, 2015 was $5,555.

SUPPLEMENTARY INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2015

Company equity (as adjusted)		$ 199,046
Assets not allowed for net capital purposes:		
Accounts receivable	(26,916)	
Deposits and prepaid assets	(19,202)	
Due from related parties	(12,307)	
Net furniture and equipment	(13,239)	(71,664)
100% haircut on securities (warrants)		(2,495)
Total net capital		124,887 A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($27,652) or $5,000		5,000
Net capital in excess of requirement		$ 119,887
Aggregate indebtedness (total liabilities)		$ 27,652 B
Ratio of aggregate indebtedness ($27,652) B to net capital ($124,887) A		0.22 to 1

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 25,917	$ 128,701	0.2 to 1
Change in allowable assets	-	(179)	
Change in accrued liabilities	1,735	(1,735)	
Haircut on securities	-	(1,900)	
Per statements as finalized	$ 27,652	$ 124,887	0.22 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Security Research Associates, Inc.
San Francisco, California

We have reviewed management's statements, included in the accompanying Exception Report Pursuant to SEC Rule 17A-5, in which (1) Security Research Associates, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2015 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
September 1, 2015

Security Research Associates Exemption Report

Security Research Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under provision of 2(ii) in paragraph (k).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended June 30, 2015, without exception.

I, Tim Collins, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: PRESIDENT/CEO

Date: Sept 1, 2015

100 PINE STREET
SUITE #605
SAN FRANCISCO, CA 94111
PHONE : 415 590.4333
FAX : 866 592.8132
TOLL FREE : 800 382.1770

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Security Research Associates, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Security Research Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you and the other specified parties in evaluating Security Research Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. Security Research Associates, Inc.'s management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended June 30, 2015, noting only differences which were the result of audit adjustments recorded which reduced Net Operating Revenues by $57,000 and reduced the General Assessment by $142.50.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion of compliance. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, California
September 1, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

024626 FINRA JUN
SECURITY RESEARCH ASSOCIATES INC
100 PINE ST STE 605
SAN FRANCISCO CA 94111-5106

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Durden (925) 447-7660

2. A. General Assessment (item 2e from page 2) $ 2599.91

B. Less payment made with SIPC-6 filed (exclude interest) (1135.36)

_______________ Date Paid

C. Less prior overpayment applied (_______)

D. Assessment balance due or (overpayment) 1464.55

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1464.55

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1464.55

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_______________ (Name of Corporation, Partnership or other organization)

_______________ (Authorized Signature)

Dated the ____ day of ____________, 20____. _______________ (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2014 and ending 6/30/2015

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 962,646
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	96,031
Total additions	96,031
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	22,913
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rent (Deductions in excess of $100,000 require documentation)	2800
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	25,713
2d. SIPC Net Operating Revenues	$ 1,032,964
2e. General Assessment @ .0025	$ 2599.91 (to page 1, line 2.A.)